# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunrun Inc., CIK 0001469367
CUSIP: 86771W105
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 CALIFORNIA STREET, SUITE 1800, SAN FRANCISCO, California (CA), 94108
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-000992
Filed by CIK 0001768041

## Reporting persons
- Greenvale Capital LLP: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 10,711,498; shared voting power 0; sole dispositive power 10,711,498; shared dispositive power 0; aggregate amount beneficially owned 10,711,498 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Sunrun Inc.
Address of issuer's principal executive offices: 600 California Street, Suite 1800, San Francisco CA 94108

## Item 2. Person Filing
Name of person filing:
This filing is made by Greenvale Capital LLP, an English limited liability partnership ("Greenvale"), with respect to the shares of common stock, par value $0.001 per share ("Common Stock") of Sunrun Inc. (the "Company") held by certain funds and accounts to which it serves as the investment manager.

Bruce Emery, a citizen of the United Kingdom and the United States, indirectly controls Greenvale.

Greenvale is sometimes referred to as the "Reporting Person."

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: 1st Floor, 1 Vere Street, London W1G 0DF, United Kingdom.
Citizenship: Greenvale is an English limited liability partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Greenvale is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 232,041,826 shares of Common Stock reported to be outstanding as of November 3, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.
Percent of class: 4.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Greenvale is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Greenvale Capital LLP: /s/ ANDREW WALL, ANDREW WALL, CHIEF OPERATING OFFICER (02/17/2026)